Issuer Free Writing Prospectus Filed

Pursuant to Rule 433

Relating to the Preliminary Prospectus

Supplement, dated April 23, 2013

to Prospectus, dated May 12, 2011

Registration Statement No. 333-174163

CYS INVESTMENTS, INC.

7.50% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

April 23, 2013

Issuer:	CYS Investments, Inc.

Securities Offered:	7.50% Series B Cumulative Redeemable Preferred Stock

Shares Offered:	8,000,000 shares

Over-Allotment Option:	1,200,000 shares

Trade Date:	April 23, 2013

Settlement and Delivery Date:	April 30, 2013 (T + 5)

Public Offering Price:	$25.00 liquidation preference per share; $200,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $6,300,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.125 per share; $193,700,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	7.50% per annum of the $25.00 liquidation preference ($1.875 per annum per share)

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on the 15th day of each January, April, July and October (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on July 15, 2013 in the amount of $0.390625 per share and will be paid to the persons who are the holders of record of the Series B Preferred Stock on the corresponding dividend record date.

Dividend Record Date:	The first day of the calendar month, whether or not a business day, in which the applicable payment date falls; the first dividend record date will be July 1, 2013.

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	April 30, 2018

Conversion Rights:

Share Cap: 4.10846

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 32,867,680 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series B Preferred Stock is exercised, not to exceed 37,797,832 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

If the Common Stock Price is less than $6.085 (which is 50% of the per share closing price of our common stock reported on the NYSE on April 22, 2013), subject to adjustment in certain circumstances, the holders of the Series B Preferred Stock will receive a maximum of 4.10846 shares of our common stock per share of Series B Preferred Stock.

Proposed NYSE Listing Symbol:	CYS PrB

CUSIP:	12673A 306

ISIN:	US12673A3068

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Joint Lead Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Junior Co-Manager:	Mitsubishi UFJ Securities (USA), Inc.

The issuer has filed a registration statement (including a base prospectus dated May 12, 2011) and a preliminary prospectus supplement, dated April 23, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (866) 718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free (800) 294-1322, or UBS Securities LLC by calling toll-free (877) 827-6444, ext. 561-3884.